CORPORATE

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For October 27, 2023
Commission File Number: 001-10306

NatWest Group plc

Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NatWest Group plc
27 October 2023

Key findings from Phase 1 of Travers Smith review

NatWest Group has today published the key findings and recommendations from Phase I of the Travers Smith independent review - commissioned by the Board in July - covering the decision to close the Coutts accounts of Mr Farage (Review 1) and the circumstances surrounding a potential breach of confidentiality relating to his customer information (Review 2).

The key findings and recommendations report ("the report") published today was compiled by Travers Smith. It is compliant with NatWest Group's legal obligations, including customer confidentiality and data protection laws. The report confirms that the exit decision was lawful and was made in accordance with the relevant bank policies and processes, but also identifies a number of shortcomings in how the decision was reached, how the bank communicated with Mr Farage and how it treated his confidential information.

NatWest Group has accepted - and will implement - all of the recommendations made by Travers Smith. Alongside the report, the bank will make a number of other changes to its policies and procedures designed to deliver better outcomes for its customers and to ensure that the lawfully protected beliefs or opinions of customers do not play any role in exit, retention or onboarding decisions.

The Board is considering these findings and deciding on appropriate outcomes. As we would with any other employee, we have a duty of confidentiality to Dame Alison Rose. However, given her role as the former CEO of NatWest Group, there is a disclosure obligation in relation to her remuneration. The bank will disclose the relevant outcomes, as soon as possible.

Separately, the Financial Conduct Authority has confirmed that it is conducting supervisory work, covering both NatWest Group and Coutts, into how the firms' governance, systems and controls are working, to identify and address any significant shortcomings.

Commenting on NatWest Group's response to the report, NatWest Group Chairman, Sir Howard Davies, said:

"This report sets out a number of serious failings in the treatment of Mr Farage. Although Travers Smith confirm the lawful basis for the exit decision, the findings set out clear shortcomings in how it was reached as well as failures in how we communicated with him and in relation to client confidentiality. We apologise once again to Mr Farage for how he has been treated. His experience fell short of the standards that any customer should expect.

"Our job now is to make sure that does not happen again. The bank is committed to implementing all the recommendations made by Travers Smith and we are making substantive changes to our policies and procedures, in particular to ensure that the lawfully protected beliefs or opinions of customers do not play any role in our decision making.

"The Board is considering the findings and deciding on the appropriate outcomes on other matters. It is important we have regard to all necessary processes and due consideration of issues including the bank's obligations around privacy and confidentiality."

The report sets out Travers Smith's key findings and recommendations in full. These findings relate to the facts, and compliance with laws and regulations by the NatWest Group (and not any individuals).

In summary, they include:

Review 1 - External review of the decision to close the accounts of Mr Farage

●        The exit decision was taken at a Wealth Reputational Risk Committee meeting in November 2022. The former NatWest Group CEO, Alison Rose, played no part in that decision.

●        The exit decision was lawful. It did not amount to a direct or indirect breach of applicable laws and was made in accordance with the relevant bank policies and processes.

●        On balance, the exit decision was predominantly a commercial decision. Coutts considered its relationship with Mr Farage to be commercially unviable because it was significantly loss-making.

●        The Coutts Eligibility Criteria were not a relevant factor in the exit decision.

●        There were other factors considered as part of the decision-making process. Foremost among those other factors was the risk Coutts perceived to its reputation in the eyes of its stakeholders. But these were not, in Travers Smith's view, factors that drove the exit decision.

●        Mr Farage's public statements on various issues were not a determining factor in the exit decision. Rather, Travers Smith consider them to have supported the decision.

●        Coutts had a contractual right to close Mr Farage's account and the decision was made in accordance with relevant bank policies and processes.

●        The way the exit decision was communicated to Mr Farage was not in accordance with the bank's policies and processes, in particular giving reasons to customers in non-financial crime exits. No adequate reasons were given.

●        Coutts did not comply with the FCA's Dispute Resolution: Complaints sourcebook, in part because no complaint was logged for several months after it was made.

●        The decision taken in May 2022 to continue to classify Mr Farage as a PEP was incorrect. However, if he was to have been declassified as a PEP, he would have been re-categorised as a non-PEP with a risk profile of "high", with broadly the same screening requirements.

Review 2 - Review the circumstances surrounding the BBC article and if any leak of confidential customer information or breach of GDPR occurred.

●        Confidential customer information concerning Mr Farage was conveyed, whether expressly or impliedly, from Alison Rose to the BBC on 3 July 2023 and / or 4 July 2023.

●        Her disclosures probably amounted to a Personal Data Breach for the purposes of GDPR. They might also amount to a regulatory breach by members of the NatWest Group, but this is a matter for the regulator to decide.

●        At the time of her disclosures to the BBC, Alison Rose had not seen the contents of the first data subject access request provided to the client in July 2023.

●        Whilst Travers Smith made certain observations about the risks she should have appreciated in making the disclosures to the BBC, their opinion is that, in doing so, she did not consciously set out inappropriately to disclose the relevant information.

●        There was no leak of Mr Farage's specific detailed financial information (such as account balances).

●        There was no evidence of any other relevant leaks of customer confidential information from NatWest Group.

●        NatWest Group's response to the possibility that confidential information had left the organisation did not breach any relevant regulatory obligations.

Additional conclusions

●        Coutts failed to pay due regard to the interests of Mr Farage and failed to treat him fairly in the round because of the failings across Coutts and NatWest Group set out in Travers Smith's two reports. This might also amount to a regulatory breach, but is a matter for the relevant regulator to decide.

In light of both the recommendations made by Travers Smith and its own internal work, NatWest Group is taking a number of steps to deliver better outcomes for customers across the bank. These include:

●        Taking immediate steps to ensure that the lawfully protected beliefs or opinions of customers do not play any role in exit, retention or onboarding decisions. This includes a review of how reputational risks are considered and the role of reputational risk committees within this process.

●        A wider review of how exit decisions are made and communicated across the Group. This includes greater consistency in providing customers with a reason for exit where appropriate and formalising a process to consider the offer of alternative banking arrangements elsewhere in the Group where a client is exited for commercial reasons.

●        In appropriate circumstances, ensuring conversations take place with Coutts clients when exit decisions are being considered for commercial reasons so that clients are given the opportunity to increase their business with the bank.

●        Undertaking more regular reviews of PEP status to ensure that individuals are classified as PEPs only where it is necessary to do so and for no longer than necessary.

●        Enhanced training and guidance for staff in relation to exit decisions, complaint handling, client confidentiality and banking secrecy, as well as formalising the process for leak enquiries.

In completing Phase I, Travers Smith requested, and were granted, access to approximately 3.7 million documents, including emails and other communications, and conducted 43 interviews with 28 current and former members of staff from NatWest Group.

Phase II of the Review, covering a wider sample of Coutts' account closures of the last 24 months, is ongoing and the findings are due to be received by the Board later this year. A report summarising the key findings and recommendations, along with any additional actions to be taken by the bank will be published in due course.

For more information, please contact:

NatWest Group Investor Relations
Alexander Holcroft
Head of Investor Relations
+44 20 7672 1758

NatWest Group Media Relations
+44(0)131 523 4205

Legal Entity Identifier:  2138005O9XJIJN4JPN90

Forward-looking statements
This document may include forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, such as statements that include, without limitation, the words 'expect', 'estimate', 'project', 'anticipate', 'commit', 'believe', 'should', 'intend', 'will', 'plan', 'could', 'probability', 'risk', 'Value-at-Risk (VaR)', 'target', 'goal', 'objective', 'may', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on these expressions. These statements concern or may affect future matters, such as the implementation of the recommendations included in the Travers Smith review (including any changes to NatWest Group's policies and procedures), NatWest Group's future economic results, business plans and strategies.  In particular, this document may include forward-looking statements relating to NatWest Group plc in respect of, but not limited to: its economic and political risks, its regulatory capital position and related requirements, its financial position, profitability and financial performance (including financial, capital, cost savings and operational targets), the implementation of its purpose-led strategy, its environmental, social and governance and climate related targets, its access to adequate sources of liquidity and funding, increasing competition from new incumbents and disruptive technologies, its exposure to third party risks, its ongoing compliance with the UK ring-fencing regime and ensuring operational continuity in resolution, its impairment losses and credit exposures under certain specified scenarios, substantial regulation and oversight, ongoing legal, regulatory and governmental actions and investigations, the transition of LIBOR and IBOR rates to replacement risk free rates and NatWest Group's exposure to operational risk, conduct risk, cyber, data and IT risk, financial crime risk, key person risk and credit rating risk. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, future growth initiatives (including acquisitions, joint ventures and strategic partnerships), the outcome of legal, regulatory and governmental actions and investigations, the level and extent of future impairments and write-downs, legislative, political, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, interest and exchange rate fluctuations, general economic and political conditions and the impact of climate-related risks and the transitioning to a net zero economy. These and other factors, risks and uncertainties that may impact any forward-looking statement or NatWest Group plc's actual results are discussed in NatWest Group plc's 2022 Annual Report on Form 20-F, NatWest Group plc's Interim Results for H1 2023 on Form 6-K, Natwest Group plc's Interim Management Statement for Q1 and Q3 2023 on Form 6-K, and its other public filings. The forward-looking statements contained in this document speak only as of the date of this document and NatWest Group plc does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except to the extent legally required.

Date: 27 October 2023

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary